EARLY WARNING REPORT

This report is made pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues and applicable securities legislation.

1.

Name and Address of the Offeror

Paramount Resources Ltd. (“Paramount”)

4700 Bankers Hall West

888 - 3rd Street S.W.

Calgary, Alberta T2P 5C5

2.

The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Paramount Resources Ltd. (TSX:POU) ("Paramount") acquired ownership and control of an additional 2,726,160 Class A shares of Redcliffe Exploration Inc. ("Redcliffe"), (representing approximately 2.30% of Redcliffe's current outstanding Class A shares after giving effect to the closing of Redcliffe’s private placement offering on December 17, 2009) since July 21, 2009, (the date of the last Early Warning Report) through open market acquisitions and pursuant to the private placement offering.  Paramount acquired ownership and control of a total of 1,149,190 Class A shares of Redcliffe pursuant to the private placement offering and a total of 1,576,970 Class A shares through open market purchases.  Since the last Early Warning Report, Paramount also acquired 57,444 Class B shares of Redcliffe through open market purchases.  Details of the acquisitions are or will be available on SEDI, as required.

As of the last Early Warning Report, Paramount and Clayton H. Riddell, Paramount’s controlling shareholder, owned and controlled an aggregate of 17,173,500 Class A shares, representing approximately 15.57% of Redcliffe's then outstanding Class A shares.  As at December 17, 2009, Paramount and Clayton H. Riddell collectively own 19,899,660 Class A shares of Redcliffe, representing approximately 16.79% of Redcliffe’s outstanding Class A shares after giving effect to the private placement offering.  Paramount also owns 57,444 Class B shares of Redcliffe.

3.

The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

As at December 17, 2009, Paramount and Clayton H. Riddell, Paramount’s controlling shareholder, collectively own 19,899,660 Class A shares of Redcliffe, representing approximately 16.79% of Redcliffe’s outstanding Class A shares after giving effect to the private placement offering.  Paramount also owns 57,444 Class B shares of Redcliffe.

Assuming the Class B shares held by Paramount are converted to Class A shares effective December 17, 2009, Paramount and Clayton H. Riddell would collectively own 20,474,100 Class A shares or approximately 17.19% of Redcliffe's outstanding Class A shares after giving effect to the private placement offering.

4.

The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which:

(a)

the offeror, either alone or together with any joint actors, has ownership and control:

Paramount owns and controls an aggregate of 19,609,660 Class A shares of Redcliffe, representing approximately 16.55% of Redcliffe's outstanding Class A shares after giving effect to the private placement offering.  Assuming the Class B shares held by Paramount are converted to Class A shares effective December 17, 2009, Paramount would own and control an aggregate of 20,184,100 Class A shares of Redcliffe, representing approximately 16.95% of Redcliffe's outstanding Class A shares after giving effect to the private placement offering.

Clayton H. Riddell owns and controls an aggregate of 290,000 Class A shares of Redcliffe representing approximately 0.24% of Redcliffe's outstanding Class A shares after giving effect to the private placement offering.  The issuance of this report is not an admission that Clayton H. Riddell is a joint actor with Paramount.

(b)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not Applicable.

(c)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not Applicable.

5.

The name of the market in which the transaction or occurrence that gave rise to the news release took place and the consideration paid by the offeror for the securities acquired:

1,149,190 Class A shares of Redcliffe were acquired by Paramount pursuant to the private placement offering from treasury of 8,200,000 Class A shares, issued on a “flow-through” basis on December 17, 2009 at a price of $0.37 per share for total consideration of $425,200.30.

6.

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Paramount acquired the Class A flow through shares of Redcliffe for investment purposes.

Paramount may from time to time, directly and indirectly, acquire additional Redcliffe Class A or Class B shares or dispose of some or all of the Redcliffe Class A or Class B shares it presently holds, or maintain its current holdings of Redcliffe Class A or Class B shares, respectively.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities:

Paramount acquired additional holdings in Redcliffe between July 22, 2009 and December 4, 2009 through open market purchases on the TSXV.  On December 17, 2009, Paramount acquired an additional 1,149,190 Class A shares of Redcliffe through the private placement offering.  Details of the open market purchases and acquisition pursuant to the private placement offering are or will be available on SEDAR, as required.

8.

The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103:

Not applicable.

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

See the response in paragraphs 5 and 7 above.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements of Part 4 of National Instrument 62-103:

Not applicable.

DATED this 18th day of December, 2009.

PARAMOUNT RESOURCES LTD.
Per :	«signed » Clayton H. Riddell »	«signed » Clayton H. Riddell »
	Clayton H. Riddell Chief Executive Officer	Clayton H. Riddell